January 18, 2011

Ms. Maryse Mills-Apenteng

Securities and Exchange Commission

Washington, D.C. 20549

RE: WTTJ Corp.

        Amendment 5 to Form 10

        Form 10-Q for the period ending Sept. 30, 2010

        File No. 000-54082

Dear Ms. Mills-Apenteng:

Thank you for your comment letter regarding our Form 10-Q.  We have the following responses and my numbering follows your letter of January 6, 2011.

Amendment No. 5 to Form 10

General

We have considered Rule 135c. We will file an additional disclosure on Form 8-K relating to our proposed offering.

Regarding our financial statements pursuant to Rule 8-08 of Regulation S-X, our last amendment contained the September 30, 2010 financial statements.

Form 10Q-A/For the Quarterly Period Ending September 30, 2010

Item 3. Controls and Procedures

2-4. We have filed an amendment which we believe satisfies the Exchange Act rules.

Sincerely,

WTTJ Inc.

/s/ Peter Klamka

Peter Klamka

Chief Executive Officer

Chief Financial Officer